Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended September 30, 2014

Monaco, November 20, 2014, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended September 30, 2014.

Highlights

•	Successfully completed first dropdown transaction of two vessels to GasLog Partners LP (“GasLog Partners” or the “Partnership” or the “MLP”) for a total of $328.0 million upon completion of the Partnership’s follow-on public offering.

•	GasLog Chelsea charter extended by PNG LNG at the rate currently in effect for an additional 75 days.

•	Quarterly dividend of $0.14 per common share payable on December 5, 2014.

•	Earnings per share (“EPS”) of $0.32 (Q3 2013: $0.15), EBITDA(1) of $68.7 million (Q3 2013: $30.7 million) and Profit of $31.0 million (Q3 2013: $9.2 million) for the quarter ended September 30, 2014.

•	Adjusted EPS(1) of $0.26 (Q3 2013: $0.18), Adjusted EBITDA(1) of $68.7 million (Q3 2013: $30.2 million) and Adjusted Profit(1) of $26.7 million (Q3 2013: $11.4 million) for the quarter ended September 30, 2014.

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated “GasLog has made good progress this quarter as we continue to execute on our business plan resulting in a $0.02 increase per common share in our quarterly dividend. The dropdown of two ships into GasLog Partners creates value for our shareholders as we recycle capital through the MLP to grow our business. This initial transaction could increase the distribution received by GasLog from the MLP by approximately 15%, subject to MLP Board approval. It will also mean the payments to GasLog move into the first tier of incentive distribution rights (“IDRs”). This ensures that GasLog will obtain a greater share of future incremental cash distributions.

During the third quarter and in recent weeks, we have been encouraged by the increase in rates and the number of fixtures concluded in the short term market. During this period, PNG LNG informed us that they would extend the GasLog Chelsea charter for an additional 75 days at the same rate. We are delighted to continue to build our relationship with this charterer.

Whilst there has recently been significant volatility in global stock markets and commodity prices, GasLog has continued to perform strongly both from an operational and financial standpoint, with 14 of our 15 on-the-water vessels on long-term contracts. We remain well placed to grow the business further, through both newbuilding options and on-the-water acquisitions.”

Dividend Declaration

On November 19, 2014, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on December 5, 2014 to shareholders of record as of December 1, 2014.

Investor Day 2014

The management of GasLog and GasLog Partners will be holding an Investor Day at the Pierre Hotel in New York on December 2, 2014, commencing at 14:00. For further details or to register for the event, please contact GasLog’s Investor Relations at IR@gaslogltd.com.

Completion of GasLog Partners Dropdown Transaction

On August 14, 2014, GasLog announced that it had entered into an agreement with GasLog Partners to sell two vessels to the MLP for a total consideration of $328.0 million. The transaction was the first “dropdown” of vessels from GasLog to the MLP since its initial public offering and is in line with GasLog’s strategy to use the MLP as a vehicle to fund the future growth of the Company.

On September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were approximately $133.1 million. These proceeds were used to partially finance and complete the acquisition from GasLog of 100% of the ownership interest in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own and charter 145,000 cbm LNG carriers, the Methane Rita Andrea and Methane Jane Elizabeth, respectively, and to prepay $25.0 million of debt secured by those vessels in October 2014.

Following the completion of the follow-on public offering and the acquisition, the Partnership’s management intends to recommend to its Board of Directors an increase in the quarterly distribution of between $0.05625 and $0.06250, an increase of approximately 15% above the existing minimum quarterly distribution. This annualized increase of between $0.225 and $0.250 per unit will become effective for the Partnership’s cash distribution with respect to the quarter ending December 31, 2014. Any such increase will be conditional upon, amongst other things, the approval of such increase by the Partnership’s Board of Directors and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable. This recommended increase in distribution will, if approved by the Board of Directors of the Partnership, meet or exceed the first IDR threshold, resulting in higher incremental distributions for GasLog.

Financial Summary

	For the three months

In millions of U.S. dollars except per share Numbers	Q3 2013	Q3 2014
EBITDA(1)	30.7	68.7
Adjusted EBITDA(1)	30.2	68.7
Profit	9.2	31.0
Adjusted Profit(1)	11.4	26.7
EPS	0.15	0.32
Adjusted EPS(1)	0.18	0.26

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Profit was $31.0 million for the quarter ended September 30, 2014 ($9.2 million for the quarter ended September 30, 2013). This increase is mainly attributable to the increase in revenues, partially offset by the increase in operating expenses, general and administrative expenses, depreciation expense, and net financial costs. These variations resulted from the deliveries of the GasLog Skagen, the GasLog Chelsea, the GasLog Seattle and the Solaris on July 25, 2013, October 4, 2013, December 9, 2013 and June 30, 2014, respectively and the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria acquired from a subsidiary of the BG Group plc (“BG Group”) in April and June 2014 as well as the new financing obtained in relation to the delivery of the aforementioned vessels. These deliveries resulted in an increase in operating days. There were 1,325 operating days during the quarter ended September 30, 2014 compared to 527 operating days during the quarter ended September 30, 2013.

Adjusted Profit(1) was $26.7 million for the quarter ended September 30, 2014 ($11.4 million for the quarter ended September 30, 2013) after excluding the effects of the non-cash gain/loss on swaps and the foreign exchange gains/losses.

EPS was $0.32 for the quarter ended September 30, 2014 ($0.15 for the quarter ended September 30, 2013). The increase in EPS is attributable to the increase in Profit, partially offset by the increase in the weighted average number of shares resulting from the equity offerings and the private placement completed in 2014.

Adjusted EPS(1) was $0.26 for the quarter ended September 30, 2014 ($0.18 for the quarter ended September 30, 2013). The increase in Adjusted EPS is attributable to the increase in Adjusted Profit, partially offset by the increase in the weighted average number of shares resulting from the equity offerings and the private placement completed in 2014.

EBITDA(1) was $68.7 million for the quarter ended September 30, 2014 ($30.7 million for the quarter ended September 30, 2013). The increase in EBITDA is attributable to the increase in revenues from the larger fleet, partially offset by the increase in vessel operating and supervision costs associated with having more vessels on the water and the increase in general and administrative expenses.

Adjusted EBITDA(1) was $68.7 million for the quarter ended September 30, 2014 ($30.2 million for the quarter ended September 30, 2013).

Revenues were $99.4 million for the quarter ended September 30, 2014 ($43.2 million for the quarter ended September 30, 2013). The increase is mainly attributable to the increase in operating days mentioned above.

Vessel operating and supervision costs were $20.9 million for the quarter ended September 30, 2014 ($8.3 million for the quarter ended September 30, 2013). The increase is primarily attributable to the operating expenses following the deliveries of the GasLog Skagen, the GasLog Chelsea, the GasLog Seattle and the Solaris on July 25, 2013, October 4, 2013, December 9, 2013 and June 30, 2014, respectively, and the six vessels acquired from BG Group in the first half of 2014.

Depreciation of fixed assets was $21.4 million for the quarter ended September 30, 2014 ($8.4 million for the quarter ended September 30, 2013). The increase is mainly attributable to the depreciation of the three vessels brought into operation at various dates in 2013 and operated for the whole third quarter of 2014 and the seven vessels brought into operation during 2014.

General and administrative expenses were $10.3 million for the quarter ended September 30, 2014 ($4.5 million for the quarter ended September 30, 2013). The increase derived mainly from the increase in personnel related expenses related to the growth of the Group, the increase in legal and professional fees related to increased audit and other professional services, the increase in non-cash equity-settled compensation expense, the increase in foreign exchange losses and the increase in travel and accommodation expenses related to the Group’s expansion in London and New York.

Financial costs were $17.7 million for the quarter ended September 30, 2014 ($9.0 million for the quarter ended September 30, 2013). The increase is mainly attributable to an increase of $7.8 million in interest expense deriving from higher weighted average outstanding debt and realized loss on cash flow hedges.

Gain on swaps was $1.4 million for the quarter ended September 30, 2014 ($4.3 million loss for the quarter ended September 30, 2013). The increase in gain is mainly attributable to an increase of $7.4 million in gain from mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, partially offset by an increase of $0.3 million in loss that was reclassified from equity to profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued and an increase of $1.5 million in realized loss from interest rate swaps held for trading.

For a detailed discussion of GasLog’s financial results for the quarter ended September 30, 2014, please refer to the Financial Report for the third quarter of 2014, furnished on Form 6-K to the United States Securities and Exchange Commission (the “Q3 6-K”) at http://www.gaslogltd.com/investor-relations/sec-filings.

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $145.4 million for the fiscal year 2013 to $424.2 million for the fiscal year 2017, based on contracts in effect as of September 30, 2014 for the eight LNG carriers delivered to us in 2010, 2013 and through September 30, 2014; the six LNG carriers acquired from a subsidiary of BG Group in April 2014 and June 2014; and the four LNG carriers on order for which we have secured time charters, but does not include any extension options. The total future firm contracted revenue stands at $2.7 billion, an increase of approximately $610 million from September 30, 2013. These amounts include the five vessels now owned by GasLog Partners. For further details please refer to the Q3 6-K.

2

Liquidity and Financing

As of September 30, 2014, GasLog had $295.2 million of cash and cash equivalents, of which $127.2 million was held in time deposits and the balance in current accounts. Moreover, as of September 30, 2014, GasLog had $57.9 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of September 30, 2014, GasLog had an aggregate of $1.7 billion of indebtedness outstanding under ten credit agreements, of which $135.3 million is repayable within one year, including $42.2 million under the revolving credit facility and a $25.0 million prepayment made on October 9, 2014 under the Citibank facility drawn on April 9, 2014. As of September 30, 2014, GasLog had $155.3 million outstanding under the NOK bond agreement that is payable in June 2018.

On November 14, 2014, GasLog signed an amendment to its NOK bond agreement to revise the covenants to reflect GasLog’s growth and the anticipated growth of the MLP. Under the amended agreement (a) GasLog is permitted to make distributions (which include share buybacks) up to an aggregate maximum, for the years 2014, 2015, 2016, 2017 and 2018 of $0.70/share, $1.00/share, $1.10/share, $1.20/share and $1.30/share, respectively, provided that total indebtedness divided by total capitalization (giving pro forma effect for the distribution) does not exceed 67.5%, the ratio of EBITDA over debt service obligations on a trailing 12 months’ basis is no less than 115.0% and no event of default would result from such distribution, (b) the amount of debt or committed debt availability that GasLog provides to the MLP cannot exceed $75.0 million, and (c) GasLog has agreed to pay a one-time fee of 1.0% of the face value of the Bond.

As of September 30, 2014, there is an undrawn amount of $7.8 million from the revolving facility of GAS-two Ltd. which is available to be drawn under certain conditions. In addition, there is a loan facility with an aggregate undrawn amount of $292.0 million available that will be used to finance a portion of the contract prices of two of our newbuildings that are expected to be delivered in Q4 2014 and Q1 2015 subject to satisfaction of customary closing conditions.

In connection with the dropdown of the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit raising approximately $133.1 million, net of expenses.

In connection with the closing of the Partnership’s acquisition of the two entities that own the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, GasLog entered into a supplemental deed to the facility agreement dated April 1, 2014 (“BG1 Facility”) with Citibank that, among other things, permitted the Partnership (or its subsidiary) to acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog and required, as a condition precedent to such acquisition, the Partnership and GasLog Partners Holdings LLC to guarantee the obligors’ obligations under the BG1 Facility (“MLP Guarantees”).

On November 12, 2014, the Partnership entered into a credit agreement with various lenders for a credit facility for up to $450.0 million (the “New Credit Facility”) to refinance the existing debt facilities of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. The New Credit Facility will bear interest at LIBOR plus a margin and will be payable in 20 equal quarterly payments of $5.63 million each and a balloon payment of $337.5 million together with the final quarterly payment. On November 19, 2014, the indebtedness accrued under the BG1 Facility related to the Methane Rita Andrea and the Methane Jane Elizabeth, was repaid and the MLP Guarantees were released.

As of September 30, 2014, GasLog’s commitments for capital expenditures are related to the ten LNG carriers on order, which have a gross aggregate contract price of approximately $2.0 billion. As of September 30, 2014, the total remaining balance of the contract prices of the ten newbuildings was $1.8 billion that will be funded with available cash, cash from operations, existing debt and other financings we may enter into.

GasLog has hedged 62.6% of its expected floating interest rate exposure at a weighted average interest rate of approximately 4.5% (including margin) as of September 30, 2014.

Fleet Update

As of September 30, 2014 GasLog has eight newbuildings on order at Samsung Heavy Industries Co. Ltd., (“Samsung”) and two newbuildings on order at Hyundai Heavy Industries Co. Ltd. (“Hyundai”). Our vessels presently under construction are on schedule and within budget, with one vessel scheduled to be delivered in the fourth quarter of 2014.

LNG Market Update and Outlook

We believe that the long-term outlook for LNG shipping remains positive. There were a number of important developments on U.S. LNG projects during the quarter, highlighting North America’s increasing prominence in the LNG production industry. The 12.0 million tons per annum (“mtpa”) Cameron LNG project took Final Investment Decision (“FID”) whilst Freeport LNG (13.2mtpa) and Cove Point (5.8mtpa) became the third and fourth projects to receive Federal Energy Regulatory Commission (“FERC”) Approval (after Sabine Pass and Cameron LNG). We expect a number of other large U.S. projects to take FID over the next 12 months, including Freeport (Q4 2014), Cove Point, Lake Charles and Corpus Christi (all 2015).

In late 2014 and through 2015, we expect the next wave of LNG projects to commence production in Australia. BG’s Curtis project (4.0mtpa) is expected to commence production later this year followed by Gladstone (8.0mtpa), Gorgon (16.0mtpa) and Australia Pacific (5.0mtpa) all delivering additional volumes of LNG to the market.

There is currently over 115.0mtpa of new LNG production capacity for which FID has been taken but where production has yet to commence. This supports our expectation that the medium to long-term outlook for LNG shipping is very positive.

During the quarter, there was a significant pick-up in activity in the shorter term market, leading to an increase in the number of fixtures. The high level of chartering and subsequent decrease in available vessels led to increasing rates especially for modern, cold vessels with a trading history.

GasLog’s strategy is to have its fleet largely contracted to high credit quality counterparties through 2014 and 2015 whilst at the same time having a small number of vessels open to the spot market. The consolidated GasLog fleet (including the five vessels owned by GasLog Partners) currently has fourteen of its fifteen on-the-water vessels on long-term contracts. The GasLog Chelsea is on a minimum 7 month contract, which commenced in May 2014 and which, after quarter end was extended for a further 75 days. Looking ahead, we anticipate significant opportunities to capture upside in the market in the coming years, particularly as we expect the ramp up of new liquefaction capacity around the world to outstrip the number of ships currently on order.

Through the delivery of our newbuilding program and the potential to add further on-the-water vessels, we believe GasLog is very well placed to take advantage of the continuing growth in the LNG industry.

3

Conference Call

GasLog will host a conference call to discuss its results for the third quarter 2014 at 8:30 a.m. ET (1:30 p.m. London Time) on Thursday, November 20, 2014. Paul Wogan, Chief Executive Officer and Simon Crowe, Chief Financial Officer, will review the Company’s operational and financial performance for the period.

Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+ 1 212 444 0895 (New York, NY)

+ 44 (0) 20 3427 1918 (London, UK)

Passcode for the call is 9376966.

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations. The press release announcing GasLog’s third quarter 2014 results will also be available on this section of the website.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 20 LNG carriers (including 10 ships in operation and 10 LNG carriers on order) and GasLog has six LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further five LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividend payments, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed with the SEC on March 27, 2014. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Simon Crowe (CFO, GasLog, Monaco)

Phone: +377 9797 5115

Jamie Buckland (GasLog, Monaco)

Phone: +377 9797 5118

Ray Posadas (Solebury Communications, NYC)

Phone: +1 203-428-3231

Email: ir@gaslogltd.com

4

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2013 and September 30, 2014

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2013	September 30, 2014
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associate	6,326	7,353
Deferred financing costs	12,793	10,358
Other non-current assets	2,659	3,084
Derivative financial instruments	9,145	7,670
Tangible fixed assets	1,529,720	2,623,724
Vessels under construction	120,295	173,403
Total non-current assets	1,690,449	2,835,103
Current assets
Trade and other receivables	7,257	12,562
Dividends receivable and due from related parties	2,476	—
Inventories	5,936	3,293
Prepayments and other current assets	2,263	4,360
Derivative financial instruments	—	512
Short-term investments	4,500	57,910
Cash and cash equivalents	103,798	295,232
Total current assets	126,230	373,869
Total assets	1,816,679	3,208,972
Equity and liabilities
Equity
Share capital	629	810
Contributed surplus	614,964	923,470
Reserves	(3,428)	(16,233)
Retained earnings	27,368	32,120
Equity attributable to owners of the Group	639,533	940,167
Non-controlling interest	—	324,886
Total equity	639,533	1,265,053
Current liabilities
Trade accounts payable	5,735	6,887
Ship management creditors	8,148	467
Amounts due to related parties	123	191
Derivative financial instruments	14,235	16,626
Other payables and accruals	30,272	57,375
Borrowings—current portion	100,320	130,907
Total current liabilities	158,833	212,453
Non-current liabilities
Derivative financial instruments	2,918	9,823
Borrowings—non-current portion	1,014,754	1,721,002
Other non-current liabilities	641	641
Total non-current liabilities	1,018,313	1,731,466
Total equity and liabilities	1,816,679	3,208,972
5

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2013 and 2014

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014
Revenues	43,177	99,411	97,902	229,718
Vessel operating and supervision costs	(8,285)	(20,909)	(20,737)	(56,970)
Depreciation of fixed assets	(8,393)	(21,400)	(19,017)	(48,463)
General and administrative expenses	(4,503)	(10,291)	(15,931)	(24,546)
Profit from operations	21,996	46,811	42,217	99,739

Financial costs	(9,004)	(17,731)	(17,382)	(47,088)
Financial income	102	61	351	212
(Loss)/gain on swaps	(4,284)	1,405	9,204	(13,292)
Share of profit of associate	351	456	1,094	1,246
Total other expenses, net	(12,835)	(15,809)	(6,733)	(58,922)
Profit for the period	9,161	31,002	35,484	40,817
Attributable to:
Owners of the Group	9,161	25,499	35,484	33,324
Non-controlling interest	—	5,503	—	7,493
	9,161	31,002	35,484	40,817
Earnings per share – basic	0.15	0.32	0.56	0.43
Earnings per share – diluted	0.15	0.31	0.56	0.43
6

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2013 and 2014

(Amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2013	September 30, 2014
Cash flows from operating activities:
Profit for the period	35,484	40,817
Adjustments for:
Depreciation of fixed assets	19,017	48,463
Share of profit of associate	(1,094)	(1,246)
Financial income	(351)	(212)
Financial costs	17,382	47,088
Non-cash (gain)/loss on swaps	(13,304)	5,639
Unrealized foreign exchange (gains)/losses on cash and cash equivalents and short-term investments	(675)	165
Expense recognized in respect of equity-settled share based payments	309	1,284
	56,768	141,998
Movements in working capital	12,333	5,376
Cash provided by operations	69,101	147,374
Interest paid	(13,128)	(40,081)
Net cash from operating activities	55,973	107,293
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(718,251)	(1,189,003)
Dividends received from associate	1,640	970
Return of contributed capital from associate	359	—
Purchase of short-term investments	(40,469)	(68,317)
Maturity of short-term investments	106,047	14,907
Financial income received	463	196
Net cash used in investing activities	(650,211)	(1,241,247)
Cash flows from financing activities:
Proceeds from bank loans and bonds	882,200	884,473
Bank loan repayments	(130,002)	(132,692)
Payment of loan issuance costs	(12,555)	(11,550)
Net proceeds from public offering and private placement	—	308,917
Net proceeds from GasLog Partners’ public offerings and issuance of general partner units	—	319,915
Purchase of treasury shares	—	(12,948)
Dividends paid	(20,745)	(30,562)
Net cash from financing activities	718,898	1,325,553
Effects of exchange rate changes on cash and cash equivalents	772	(165)
Increase in cash and cash equivalents	125,432	191,434
Cash and cash equivalents, beginning of the period	110,978	103,798
Cash and cash equivalents, end of the period	236,410	295,232
7

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on swaps, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before non-cash gain/loss on swaps that includes (a) unrealized gain/loss on swaps held for trading, (b) loss at inception, (c) recycled loss of cash flow hedges reclassified to profit or loss and (d) ineffective portion of cash flow hedges and foreign exchange gains/losses. Adjusted EPS represents earnings per share before non-cash gain/loss on swaps as defined above and foreign exchange gains/losses. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gain/loss on swaps, taxes, depreciation and amortization, in the case of Adjusted EBITDA, foreign exchange gains/losses and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps and foreign exchange gains/losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	September 30, 2013	September 30, 2014
Profit for the period	9,161	31,002
Depreciation of fixed assets	8,393	21,400
Financial costs	9,004	17,731
Financial income	(102)	(61)
Loss/(gain) on swaps	4,284	(1,405)
EBITDA	30,740	68,667
Foreign exchange (gains)/losses, net	(555)	34
Adjusted EBITDA	30,185	68,701

Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	September 30, 2013	September 30, 2014
Profit for the period	9,161	31,002
Non-cash loss/(gain) on swaps	2,826	(4,363)
Foreign exchange (gains)/losses, net	(555)	34
Adjusted Profit	11,432	26,673

Reconciliation of Adjusted Earnings Per Share to Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	Three months ended
	September 30, 2013	September 30, 2014
Profit for the period attributable to owners of the Group	9,161	25,499
Weighted average number of shares outstanding, basic	62,863,166	80,931,590
EPS	0.15	0.32
Profit for the period attributable to owners of the Group	9,161	25,499
Plus:
Non-cash loss/(gain) on swaps	2,826	(4,363)
Foreign exchange (gains)/losses, net	(555)	34
Adjusted Profit attributable to owners of the Group	11,432	21,170
Weighted average number of shares outstanding, basic	62,863,166	80,931,590
Adjusted EPS	0.18	0.26
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